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EXHIBIT 11.1

EF JOHNSON TECHNOLOGIES INC. AND SUBSIDIARIES
COMPUTATION OF NET LOSS PER SHARE
December 31, 2009, 2008 and 2007
(in thousands, except share and per share data)

	2009	2008	2007
Net loss	$(12,228)	$(20,873)	$(41,099)

Net loss per share—Basic:
Weighted average common shares—Basic	26,386,388	26,261,062	26,039,246

Net loss per share—Basic	$(0.46)	$(0.79)	$(1.58)

Net loss per share—Diluted:
Potential dilutive common shares:
Weighted average common shares—Basic	26,386,388	26,261,062	26,039,246
Dilutive effect of shares under employee stock plans	416,970	315,746	67,570
Weighted average restricted shares granted	11,644	113,679	297,405

Weighted average common shares—Diluted	26,815,002	26,690,487	26,404,221

Net loss per share—Diluted	$(0.46)	$(0.79)	$(1.58)

        Although we have disclosed both basic and dilutive weighted average common shares, only basic weighted average shares were used to compute earnings per share due to the net loss reported in each year.

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  EXHIBIT 11.1
EF JOHNSON TECHNOLOGIES INC. AND SUBSIDIARIES COMPUTATION OF NET LOSS PER SHARE December 31, 2009, 2008 and 2007 (in thousands, except share and per share data)